Afya Limited

Unaudited interim condensed

consolidated financial statements

March 31, 2023

Afya Limited

Unaudited interim condensed consolidated statements of financial position

As of March 31, 2023, and December 31, 2022

(In thousands of Brazilian reais)

	Notes	March 31, 2023	December 31, 2022
Assets		(unaudited)
Current assets
Cash and cash equivalents	5	722,691	1,093,082
Trade receivables	6	475,712	452,831
Inventories		9,925	12,190
Recoverable taxes		36,858	27,809
Other assets	8	50,123	51,745
Total current assets		1,295,309	1,637,657

Non-current assets
Trade receivables	6	45,966	42,568
Other assets	8	195,936	191,756
Investment in associate	9	54,152	53,907
Property and equipment	10	577,692	542,087
Right-of-use assets	12.2.2	777,086	690,073
Intangible assets	11	4,852,656	4,041,491
Total non-current assets		6,503,488	5,561,882

Total assets		7,798,797	7,199,539

Liabilities
Current liabilities
Trade payables		72,228	71,482
Loans and financing	12.2.1	193,214	145,202
Lease liabilities	12.2.2	38,026	32,459
Accounts payable to selling shareholders	12.2.3	417,398	261,711
Notes payable	12.2.4	58,702	62,176
Advances from customers		165,694	133,050
Labor and social obligations		188,928	154,518
Taxes payable		29,045	26,221
Income taxes payable		26,229	16,151
Other liabilities		4,932	2,719
Total current liabilities		1,194,396	905,689

Non-current liabilities
Loans and financing	12.2.1	1,730,523	1,737,699
Lease liabilities	12.2.2	826,957	737,066
Accounts payable to selling shareholders	12.2.3	351,876	266,967
Taxes payable		91,989	92,888
Provision for legal proceedings	22	199,160	195,854
Other liabilities		35,601	13,218
Total non-current liabilities		3,236,106	3,043,692
Total liabilities		4,430,502	3,949,381

Equity
Share capital	16	17	17
Additional paid-in capital		2,375,344	2,375,344
Share-based compensation reserve		130,033	123,538
Treasury stock		(304,947)	(304,947)
Retained earnings		1,117,010	1,004,886
Equity attributable to equity holders of the parent		3,317,457	3,198,838
Non-controlling interests		50,838	51,320
Total equity		3,368,295	3,250,158

Total liabilities and equity		7,798,797	7,199,539

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

F-2

Afya Limited

Unaudited interim condensed consolidated statements of income and comprehensive income

For the three-month periods ended March 31, 2023 and 2022

(In thousands of Brazilian reais, except for earnings per share information)

	Notes	March 31, 2023	March 31, 2022
		(unaudited)	(unaudited)
Net revenue	18	709,961	566,324
Cost of services	19	(247,607)	(186,730)
Gross profit		462,354	379,594

General and administrative expenses	19	(233,220)	(178,514)
Other (expenses) income, net		405	(309)

Operating income		229,539	200,771

Finance income	20	27,688	24,569
Finance expenses	20	(124,240)	(81,291)
Finance result		(96,552)	(56,722)

Share of income of associate	9	3,845	4,240

Income before income taxes		136,832	148,289

Income taxes expenses	21	(19,060)	(13,347)

Net income		117,772	134,942

Other comprehensive income		-	-
Total comprehensive income		117,772	134,942

Income attributable to
Equity holders of the parent		112,124	129,610
Non-controlling interests		5,648	5,332
		117,772	134,942
Basic earnings per share
Per common share	17	1.25	1.42
Diluted earnings per share Per common share	17	1.24	1.42

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

F-3

Afya Limited

Unaudited interim condensed consolidated statements of changes in equity

For the three-month periods ended March 31, 2023 and 2022

(In thousands of Brazilian reais)

	Equity attributable to equity holders of the parent
	Share capital	Additional paid-in capital	Treasury Shares	Share-based compensation reserve	Retained earnings	Total	Non-controlling interests	Total equity

Balances at December 31, 2021	17	2,375,344	(152,630)	94,101	631,317	2,948,149	51,869	3,000,018
Net income	-	-	-	-	129,610	129,610	5,332	134,942
Total comprehensive income	-	-	-	-	129,610	129,610	5,332	134,942
Treasury shares	-	-	(88,763)	-	-	(88,763)	-	(88,763)
Share-based compensation	-	-	-	2,929	-	2,929	-	2,929
Dividends declared	-	-	-	-	-	-	(4,669)	(4,669)
Balances at March 31, 2022 (unaudited)	17	2,375,344	(241,393)	97,030	760,927	2,991,925	52,532	3,044,457

Balances at December 31, 2022	17	2,375,344	(304,947)	123,538	1,004,886	3,198,838	51,320	3,250,158
Net income	-	-	-	-	112,124	112,124	5,648	117,772
Total comprehensive income	-	-	-	-	112,124	112,124	5,648	117,772
Share-based compensation	-	-	-	6,495	-	6,495	-	6,495
Dividends declared	-	-	-	-	-	-	(6,130)	(6,130)
Balances at March 31, 2023 (unaudited)	17	2,375,344	(304,947)	130,033	1,117,010	3,317,457	50,838	3,368,295

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

F-4

Afya Limited

Unaudited interim condensed consolidated statements of cash flows

For the three-month periods ended March 31, 2023 and 2022

(In thousands of Brazilian reais)

	Notes	March 31, 2023	March 31, 2022
Operating activities		(unaudited)	(unaudited)
Income before income taxes		136,832	148,289
Adjustments to reconcile income before income taxes
Depreciation and amortization	19	65,971	48,387
Write-off of property and equipment		88	319
Write-off of intangible assets		246	2,894
Allowance for doubtful accounts	6	17,694	14,983
Share-based compensation expense	19	6,495	2,929
Net foreign exchange differences	20	161	126
Accrued interest	20	77,530	46,106
Accrued lease interest	12.2.2, 20	25,524	20,641
Share of income of associate	9	(3,845)	(4,240)
Provision for legal proceedings	22	3,154	3,819
Changes in assets and liabilities
Trade receivables		(10,232)	(576)
Inventories		2,404	(2,037)
Recoverable taxes		(8,460)	(5,965)
Other assets		6,005	9,263
Trade payables		(11,507)	(2,736)
Taxes payables		8,480	1,043
Advances from customers		147	(9,229)
Labor and social obligations		28,158	22,388
Other liabilities		4,528	(2,839)
		349,373	293,565
Income taxes paid		(17,819)	(14,850)

Net cash flows from operating activities		331,554	278,715

Investing activities
Acquisition of property and equipment	10	(27,299)	(30,670)
Acquisition of intangibles assets	11	(19,130)	(21,680)
Dividends received	9	3,600	1,554
Acquisition of subsidiaries, net of cash acquired		(608,146)	(51,518)
Net cash flows used in investing activities		(650,975)	(102,314)

Financing activities
Payments of loans and financing	12.5	(15,745)	(14,494)
Issuance of loans and financing	12.5	3,663	-
Payments of lease liabilities	12.2.2, 12.5	(32,597)	(27,476)
Treasury shares	16	-	(88,763)
Dividends paid to non-controlling interests	12.5	(6,130)	(4,669)
Net cash flows from (used in) financing activities		(50,809)	(135,402)
Net foreign exchange differences		(161)	(126)
Net increase (decrease) in cash and cash equivalents		(370,391)	40,873
Cash and cash equivalents at the beginning of the period		1,093,082	748,562
Cash and cash equivalents at the end of the period		722,691	789,435

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

F-5

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

1	Corporate information

Afya Limited (“Afya”), collectively with its subsidiaries referred to as the “Company”, is a holding company incorporated under the laws of the Cayman Islands on March 22, 2019. Afya Limited became the holding company of Afya Participações S.A. (hereafter referred to as “Afya Brazil”), formerly denominated NRE Participações S.A., through the completion of the corporate reorganization in July 2019. Up to that date, Afya Limited did not have commenced operations and had only nominal assets and liabilities and no material contingent liabilities or commitments. Accordingly, Afya Limited’s consolidated financial information substantially reflects the operations of Afya Brazil after the corporate reorganization. The Company completed its initial public offering (IPO) on July 19, 2019, and its shares are listed on the Nasdaq under the symbol “AFYA.”

The Company is formed by a network of higher education and post-graduate institutions focused on medicine located in 19 Brazilian states forming the largest educational group by the number of medical seats in the country. In non-regulated education, Afya provides services that comprise the development and sale of electronically distributed educational courses on medicine science, related printed and soft skills educational content. The Company also offers solutions to empower the physicians in their daily routine including supporting clinic decisions through mobile app subscription, delivering practice management tools through a SaaS (“Software as a Service”) model and supporting the patient-physician relationship.

Acquisitions in 2023

(i) On January 2, 2023, Afya Brazil acquired Sociedade Educacional e Cultural Sergipe DelRey Ltda. (“DelRey”). DelRey is a post-secondary education institution with governmental authorization to offer on-campus, undergraduate degrees and graduate programs in medicine and health, as well as other courses, and encompasses the operations of Centro Universitário Tiradentes Alagoas (“UNIT Alagoas”) and Faculdade Tiradentes Jaboatão dos Guararapes (“FITS Jaboatão dos Guararapes”). See Note 4.

COVID-19

In December 2019, a novel strain of coronavirus (COVID-19) was reported to have emerged in Wuhan, China. COVID-19 has since spread to most of the countries around the globe, including every state in Brazil. On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a pandemic, and on March 20, 2020 the Brazilian federal government declared a national emergency with respect to COVID-19.

Since March 17, 2020, there has been some interruption of our on-campus activities due to Brazilian government authorities’ mandatory lockdowns. We managed to rapidly adapt our business to these unusual times, and although there has been an interruption of our on-campus activities, we are offering our non-practical educational activities to our students through our online platform (rather than on-site). Regarding the offering of practical classes, we quickly resumed our in-hospital and health care residency programs for fifth and sixth-year students, which represents the largest portion of our practical curriculum. By the date of issuance of these interim financial statements, all of the lockdown restrictions have been revoked by Brazilian authorities in our campus locations and the Company has also successfully retaken all of its face to face operations.

During 2020, some of the Brazilian states issued decrees granting discounts to our students because of COVID-19. These mandatory discounts have been suspended as their constitutionality has been challenged in the superior courts.

F-6

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

On November 18, 2021, the Brazilian Federal Court of Justice (STF) decided, by a majority of votes, that any lawsuit with decisions to apply linear discounts in monthly tuition fees for private universities with respect to the COVID-19 pandemic are unconstitutional. Therefore, the Company shall not apply linear discounts on any active monthly tuition fees that are related to the effects of the Covid-19 pandemic. Regarding the discounts granted by the date of issuance of these financial statements, the Company is charging back the students as final legal decisions were given by the Brazilian Federal Court of Justice.

For the three-month period ended March 31, 2023, the Company has invoiced R$578 from previous periods, net of discounts granted due to COVID-19 (R$1,392 discounts granted, net of discounts recovered, for the three-month period ended March 31, 2022). The outstanding balances are classified as accounts receivables and the income statement effects are classified in net revenue.

Conflict between Russia and Ukraine.

The war in Ukraine, started in 2022, triggers a number of IFRS accounting considerations affecting the financial statements.

Many countries have imposed, and continue to impose, new sanctions on specified Russian entities and individuals. Sanctions have also been imposed on Belarus.

The situation together with potential fluctuations in commodity prices, foreign exchange rates, restrictions to imports and exports, availability of local materials and services and access to local resources will directly impact entities that have significant operations or exposures in, or to Russia, Belarus or Ukraine.

The war and its direct and indirect consequences may impact entities other than those with direct interests in the involved countries, for instance, as a result of exposure to fluctuations in commodity prices and foreign exchange rates, as well as the possibility of a protracted economic downturn.

As of the date of these interim financial statements, the conflict between Russia and Ukraine has not brought significant impact over Afya’s operations and results.

2	Significant accounting policies

2.1 Basis for preparation of the unaudited interim condensed consolidated financial statements

The unaudited interim condensed consolidated financial statements as of March 31, 2023 and for the three-month periods ended March 31, 2023 and 2022 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis, except for contingent consideration that have been measured at fair value.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2022.

F-7

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Afya Limited is a holding company, as such the primary source of revenue derives from its interest on the operational companies in Brazil. As result, the Brazilian Real has been assessed as the Company`s functional currency.

The unaudited interim condensed consolidated financial statements are presented in Brazilian Reais (“BRL” or “R$”), which is the Company’s functional and presentation currency. All amounts are rounded to the nearest thousand.

These unaudited interim condensed consolidated financial statements as of March 31, 2023 and for the three-month periods ended March 31, 2023 and 2022 were authorized for issuance by the Board of Directors on May 22, 2023.

2.2 Changes in accounting policies and disclosures

New standards, interpretations and amendments adopted by the Company

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2022. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Certain amendments apply for the first time in 2023, but do not have significant impacts on the interim condensed consolidated financial statements of the Company.

Definition of Accounting Estimates - Amendments to IAS 8 The amendments to IAS 8 clarify the distinction between changes in accounting estimates, and changes in accounting policies and the correction of errors. They also clarify how entities use measurement techniques and inputs to develop accounting estimates. The amendments had no impact on these interim condensed consolidated financial statements.

Disclosure of Accounting Policies - Amendments to IAS 1 and IFRS Practice Statement 2 The amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements provide guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures. The amendments had no impact on these interim condensed consolidated financial statements.

F-8

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

2.3 Basis consolidation

The table below is a list of the Company’s subsidiaries and associate:

				Direct and indirect interest
Name	Principal activities	Location	Investment type	March 31, 2023 (unaudited)	December 31, 2022
Afya Participações S.A. (“Afya Brazil”)	Holding	Nova Lima - MG	Subsidiary	100%	100%
Instituto Tocantinense Presidente Antônio Carlos Porto S.A. – (“ITPAC Porto”)	Undergraduate degree programs	Porto Nacional - TO	Subsidiary	100%	100%
Instituto Tocantinense Presidente Antônio Carlos S.A. – (“ITPAC Araguaina”)	Undergraduate degree programs	Araguaína - TO	Subsidiary	100%	100%
União Educacional do Vale do Aço S.A. – (“UNIVAÇO”)	Medicine undergraduate degree program	Ipatinga - MG	Subsidiary	100%	100%
IPTAN - Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A. (“IPTAN”)	Undergraduate degree programs	São João Del Rei - MG	Subsidiary	100%	100%
Instituto de Educação Superior do Vale do Parnaíba S.A. (“IESVAP”)	Undergraduate degree programs	Parnaíba - PI	Subsidiary	80%	80%
Centro de Ciências em Saúde de Itajubá S.A. (“CCSI”)	Medicine undergraduate degree program	Itajubá - MG	Subsidiary	60%	60%
Instituto de Ensino Superior do Piauí S.A. (”IESP”)	Undergraduate and graduate degree programs	Teresina - PI	Subsidiary	100%	100%
Centro Integrado de Saúde de Teresina (“CIS”)	Outpatient care	Teresina - PI	Subsidiary	100%	100%
FADEP - Faculdade Educacional de Pato Branco Ltda. (“FADEP”)	Undergraduate degree programs	Pato Branco - PR	Subsidiary	100%	100%
Medcel Editora e Eventos S.A. (“Medcel”)	Medical education content	São Paulo - SP	Subsidiary	100%	100%
Instituto Educacional Santo Agostinho S.A. (“FASA”)	Undergraduate degree programs	Montes Claros - MG	Subsidiary	100%	100%
ESMC Educação Superior Ltda. (“ESMC”) **	Undergraduate degree programs	Montes Claros - MG	Subsidiary	-	100%
Instituto de Pesquisa e Ensino Médico do Estado de Minas Gerais Ltda. (“IPEMED”)	Graduate	Belo Horizonte - MG	Subsidiary	100%	100%
Instituto Paraense de Educação e Cultura Ltda (“IPEC”)	Medicine degree programs	Marabá - PA	Subsidiary	100%	100%
Sociedade Universitária Redentor S.A. (“UniRedentor”)	Undergraduate and graduate degree programs	Itaperuna - RJ	Subsidiary	100%	100%
Centro Universitário São Lucas Ltda. (“UniSL”)	Undergraduate degree programs	Porto Velho - RO	Subsidiary	100%	100%
Peb Med Instituição de Pesquisa Médica e Serviços Ltda (“PebMed”)	Content and clinical tools and online platform	Rio de Janeiro - RJ	Subsidiary	100%	100%
Faculdade de Ensino Superior da Amazônia Reunida – (“FESAR”)	Undergraduate degree programs	Redenção – PA	Subsidiary	100%	100%
Centro Superior de Ciências da Saúde S/S Ltda. (“FCMPB”)	Medicine degree programs	João Pessoa – PB	Subsidiary	100%	100%
iClinic Desenvolvimento de Software Ltda (“iClinic”)	Electronic Medical Record, Clinical Management System	Ribeirão Preto - SP	Subsidiary	100%	100%
Medicinae Solutions S.A. (“Medicinae”)	Healthcare payments and financial services	Rio de Janeiro – RJ	Subsidiary	100%	100%
Medical Harbour Aparelhos Médico Hospitalares e Serviços em Tecnologia Ltda. (“Medical Harbour”)	Educational health and medical imaging	Florianópolis – SC	Subsidiary	100%	100%
Cliquefarma Drogarias Online Ltda.(“Cliquefarma”)	Online platform	São Paulo – SP	Subsidiary	100%	100%
Shosp Tecnologia da Informação Ltda. (“Shosp”)	Electronic Medical Record, Clinical Management System	Rio de Janeiro – RJ	Subsidiary	100%	100%
Sociedade Padrão de Educação Superior Ltda. (“UnifipMoc”)	Undergraduate degree programs	Montes Claros - MG	Subsidiary	100%	100%
Nucleo de Atenção à Saúde e de Práticas Profissionalizantes (“NASPP)	Outpatient care	Montes Claros - MG	Subsidiary	100%	100%
Companhia Nilza Cordeiro Herdy de Educação e Cultura. (“Unigranrio”)	Undergraduate and graduate degree programs	Duque de Caxias - RJ	Subsidiary	100%	100%
Policlínica e Centro de Estética Duque de Caxias Ltda. (“Policlínica”)	Outpatient care	Duque de Caxias - RJ	Subsidiary	100%	100%
RX PRO Soluções de Tecnologia Ltda. (“RX PRO”)	Marketing for pharmaceutical industry	São Paulo – SP	Subsidiary	100%	100%
RX PRO LOG Transporte e Logística Ltda. (“RX PRO LOG”)	Marketing for pharmaceutical industry	São Paulo – SP	Subsidiary	100%	100%
BMV Atividades Médicas Ltda. (“Além da Medicina”)	Medical education content	São Paulo – SP	Subsidiary	100%	100%
Cardiopapers Soluções Digitais Ltda (“CardioPapers”)	Medical education content	Recife – PE	Subsidiary	100%	100%
Quasar Telemedicina Desenvolvimento de Sistemas Computacionais Ltda. (“Glic”)	Patient physician relationship	Barueri – SP	Subsidiary	100%	100%
Sociedade Educacional e Cultural Sergipe DelRey (“DelRey”)	Undergraduate degree programs	Maceió – AL	Subsidiary	100%	-
União Educacional do Planalto Central S.A. (“UEPC”)	Undergraduate degree programs	Brasília - DF	Associate	30%	30%

* See Note 4 for further details of the business combination during 2023.

** ESMC was merged with UnifipMoc in February 2023.

F-9

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The financial information of the acquired subsidiaries is included in the Company’s consolidated financial statements beginning on the respective acquisition dates.

The Company consolidates the financial information for all entities it controls. Control is achieved when the Company is exposed to, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and it ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

When necessary, adjustments are made to the financial statements of subsidiaries in order to bring their accounting policies in line with the Company’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Company loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resulting gain or loss is recognized in the statement of income.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statements of financial position, consolidated statements of income and comprehensive income and consolidated statements of changes in equity.

3	Segment information

The Company has three reportable segments as follows:

• Undergrad, which provides educational services through undergraduate courses related to medicine, other health sciences and other undergraduate programs;

• Continuing Education, which provides specialization programs and graduate courses in medicine; and

• Digital Services, which provides content and technology for medical education, clinical decisions software, practice management tools and electronic medical records, doctor-patient relationship, telemedicine and digital prescription for physicians and provides access and demand and efficiency for the healthcare players.

Segment information is presented consistently with the internal reports provided to the Company's Chief Executive Officer (CEO), which is the Chief Operating Decision Maker (CODM) and is responsible for allocating resources, assessing the performance of the Company's operating segments, and making the Company's strategic decisions.

No operating segments have been aggregated to form the above reportable operating segments. There is only one geographic region and the results are monitored and evaluated as a single business.

F-10

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The following tables presents assets and liabilities information for the Company’s operating segments as of March 31, 2023 and December 31, 2022, respectively:

	Undergrad	Continuing Education	Digital Services	Total reportable segments	Adjustments and eliminations	Total
As of March 31, 2023 (unaudited)
Total assets	7,345,114	164,531	291,919	7,801,564	(2,767)	7,798,797
Current assets	1,102,504	70,974	124,598	1,298,076	(2,767)	1,295,309
Non-current assets	6,242,610	93,557	167,321	6,503,488	-	6,503,488

Total liabilities and equity	7,345,114	164,531	291,919	7,801,564	(2,767)	7,798,797
Current liabilities	970,793	66,838	159,532	1,197,163	(2,767)	1,194,396
Non-current liabilities	3,124,841	66,183	45,082	3,236,106	-	3,236,106
Equity	3,249,480	31,510	87,305	3,368,295	-	3,368,295

	Undergrad	Continuing Education	Digital Services	Total reportable segments	Adjustments and eliminations	Total
As of March 31, 2023 (unaudited)
Other disclosures
Investments in associate	54,152	-	-	54,152	-	54,152
Capital expenditures (*)	30,375	3,123	12,931	46,429	-	46,429

	Undergrad	Continuing Education	Digital Services	Total reportable segments	Adjustments and eliminations	Total
As of December 31, 2022
Total assets	6,775,829	149,254	275,564	7,200,647	(1,108)	7,199,539
Current assets	1,461,802	61,673	115,290	1,638,765	(1,108)	1,637,657
Non-current assets	5,314,027	87,581	160,274	5,561,882	-	5,561,882

Total liabilities and equity	6,775,829	149,254	275,564	7,200,647	(1,108)	7,199,539
Current liabilities	711,896	57,605	137,296	906,797	(1,108)	905,689
Non-current liabilities	2,938,960	63,990	40,742	3,043,692	-	3,043,692
Equity	3,124,973	27,659	97,526	3,250,158	-	3,250,158

	Undergrad	Continuing Education	Digital Services	Total reportable segments	Adjustments and eliminations	Total
As of December 31, 2022
Other disclosures
Investments in associate (*)	53,907	-	-	53,907	-	53,907

As of March 31, 2022 (unaudited)
Capital expenditures (**)	56,046	3,404	17,308	76,758	-	76,758

(*) Investment in Uniceplac is included in non-current assets in the balance sheet.

(**) Capital expenditures consider the acquisitions of property and equipment and intangible assets.

F-11

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The following tables present the statements of income for the Company’s operating segments for the three-month periods ended March 31, 2023 and 2022:

	March 31, 2023 (unaudited)
	Undergrad	Continuing Education	Digital Services	Total reportable segments	Elimination (inter-segment transactions)	Total

External customer	620,976	34,960	54,025	709,961	-	709,961
Inter-segment	-	-	2,767	2,767	(2,767)	-
Net revenue	620,976	34,960	56,792	712,728	(2,767)	709,961
Cost of services	(218,594)	(14,529)	(17,251)	(250,374)	2,767	(247,607)
Gross profit	402,382	20,431	39,541	462,354	-	462,354
General and administrative expenses						(233,220)
Other income, net						405
Operating income						229,539
Finance income						27,688
Finance expenses						(124,240)
Share of income of associate						3,845
Income before income taxes						136,832
Income taxes expenses						(19,060)
Net income						117,772

	March 31, 2022 (unaudited)
	Undergrad	Continuing Education	Digital Services	Total reportable segments	Elimination (inter-segment transactions)	Total

External customer	495,395	23,851	47,078	566,324	-	566,324
Inter-segment	-	-	399	399	(399)	-
Net revenue	495,395	23,851	47,477	566,723	(399)	566,324
Cost of services	(161,112)	(15,412)	(10,605)	(187,129)	399	(186,730)
Gross profit	334,283	8,439	36,872	379,594	-	379,594
General and administrative expenses						(178,514)
Other expenses, net						(309)
Operating income						200,771
Finance income						24,569
Finance expenses						(81,291)
Share of income of associate						4,240
Income before income taxes						148,289
Income taxes expenses						(13,347)
Net income						134,942

Seasonality of operations

Undergrad’s tuition revenues are related to the enrollment process and monthly tuition fees charged to students over the period; thus, does not have significant fluctuations during the semester. Continuing Education revenues are related to monthly intake and tuition fees and do not have a significant concentration in any period. Digital Services is comprised mainly of Medcel, Pebmed, and iClinic revenues. While Pebmed and iClinic do not have significant fluctuation regarding seasonality, Medcel’s revenue is concentrated in the first and last quarter of the year due to the enrollments of Medcel’s clients’ period. In addition, the majority of Medcel’s revenues are derived from printed books and e-books, which are recognized at the point in time when control is transferred to the customer. Consequently, the Digital Services segment generally has higher revenues and results of operations in the first and last quarters of the year compared to the second and third quarters.

F-12

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

4	Business combinations

The preliminary fair values of the identifiable assets acquired and liabilities assumed as of acquisition date were:

Assets	DelRey
Cash and cash and equivalents	7,804
Trade receivables	33,741
Inventories	139
Recoverable taxes	589
Other assets	8,563
Property and equipment	25,284
Right-of-use assets	65,408
Intangible assets	693,604
835,132
Liabilities
Trade payables	12,253
Lease liabilities	65,408
Labor and social obligations	6,252
Taxes and contributions payable	2,282
Advances from customers	32,497
Provision for legal proceedings	152
Other liabilities	4,188
123,032
Total identifiable net assets at fair value	712,100

Preliminary goodwill arising on acquisition	129,681
Purchase consideration transferred	841,781
Cash paid	575,000
Consideration to be transferred	250,000
Digital solutions **	16,781
Analysis of cash flows on acquisition:
Transaction costs of the acquisition (included in cash flows from operating activities)	12,332
Cash paid net of cash acquired with the subsidiary (included in cash flows from investing activities)	567,196
Net of cash flow on acquisition	579,528

* There are 84 additional seats still pending approval, which, if approved by the Ministry of Education, will result in a potential additional payment of up to R$105,000.

** Part of the purchase consideration to be transferred is also comprised by digital solutions, specially from Medcel, Pebmed and Medical Harbour, to be transferred to the selling shareholders education entities from 2023 to 2030. This part of the purchase price was measured using assumptions like current product prices, inflation, approved seats for the selling shareholders education entities and present value discount rates. The Company has not yet finalized measuring digital solutions to be transferred and therefore some of these amounts are preliminary. The remaining balances on March 31, 2023 are classified in other liabilities on the balance sheet position.

(a) Acquisition of DelRey

On January 2, 2023, Afya Brazil acquired 100% of the share capital of Sociedade Educacional e Cultural Sergipe DelRey (“DelRey”). The aggregate purchase price of R$825,000 of which R$575,000 was paid in cash on the transaction closing date, and R$250,000 is payable in cash in three annual installments, respectively, of R$150,000 on January 2024, R$50,000 on January 2025 and R$50,000 on January 2026, adjusted by the SELIC rate. The purchase price comprises also digital solutions to be transferred to selling shareholders education entities as disclosed above. There are 84 additional seats still pending approval which, if approved by MEC, will result in a potential additional payment of up to R$105,000. Given the future event that will trigger the potential payout is not under the Company’s control, the probability of such payout cannot be reliably estimated and thus the contingent consideration was not measured at the acquisition date. Should the additional seats be approved, it will result in additional licenses, which will be measured accordingly if and when approved.

DelRey is a post-secondary education institution with governmental authorization to offer on-campus, undergraduate degrees and graduate programs in medicine and health, as well as other courses, in the States of Alagoas and Pernambuco.

The acquisition of DelRey was accounted for under IFRS 3 – Business Combinations.

F-13

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Transaction costs to date amount to R$12,332 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

At the acquisition date, the fair value of the trade receivables acquired equals its carrying amount.

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to the Undergrad segment. The preliminary goodwill recognized is not expected to be deductible for income taxes purposes.

The valuation of the identifiable assets acquired and liabilities assumed in the business combination of DelRey is preliminary and therefore items such as intangible assets and property and equipment may be adjusted when the valuations are finalized

The Company did not recognize deferred taxes related to the business combination because the tax basis and the accounting basis, including fair value adjustments, were the same at the date of the business combination.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intangible assets acquired	Valuation technique
Licenses

With-and-without method

The with-and-without method consists of estimating the fair value of an asset by the difference between the value of this asset in two scenarios: a scenario considering the existence of the asset in question and another considering its non-existence.

Customer relationships

Multi-period excess earnings method

The method considers the present value of net cash flows expected to be generated by customer relationships, by excluding any cash flows related to contributory assets.

The valuation technique for property and equipment consists of determining the fair value of an asset by using methodologies like replacement costs and market value.

DelRey has contributed R$58,157 of net revenue and R$18,895 of income before income taxes to the Company in 2023.

F-14

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

5	Cash and cash equivalents

	March 31, 2023	December 31, 2022
	(unaudited)
Cash and bank deposits	28,375	57,509
Cash equivalents	694,316	1,035,573
	722,691	1,093,082

Cash equivalents correspond mainly to financial investments in Bank Certificates of Deposit (“CDB”) with highly rated financial institutions and investments funds managed by highly rated financial institutions. As of March 31, 2023, the average interest on these investments are equivalent to 100.70% of the Interbank Certificates of Deposit (“CDI”) (December 31, 2022 - 99.21%). These funds are available for immediate use and have insignificant risk of changes in value. Cash equivalents denominated in U.S. dollars totaled R$6,651 as of March 31, 2023 (December 31, 2022: R$24,447).

6	Trade receivables

	March 31, 2023	December 31, 2022
	(unaudited)
Tuition fees	387,753	356,074
Educational content (a)	49,294	50,913
FIES	66,991	62,325
Educational credits (b)	27,726	27,535
Mobile app subscription (c)	23,555	27,675
Others	15,740	14,923
	571,059	539,445
(-) Allowance for doubtful accounts	(49,381)	(44,046)
	521,678	495,399
Current	475,712	452,831
Non-current	45,966	42,568

(a) Related to trade receivables from sales of printed books, e-books and medical courses through digital platform from Medcel.

(b) Related to the financing programs offered by our subsidiaries to its students that existed prior to the acquisitions. The Company closed such programs to new enrolments and maintained only the agreements that were outstanding as of the acquisition date.(c) Related to trade receivables from mobile applications subscriptions for digital medical content.

As of March 31, 2023 and December 31, 2022, the aging of trade receivables was as follows:

	March 31, 2023	December 31, 2022
	(unaudited)
Neither past due nor impaired	304,280	261,025
Past due
1 to 30 days	81,274	56,280
31 to 90 days	86,613	90,734
91 to 180 days	38,548	80,522
More than 180 days	60,344	50,884
	571,059	539,445

F-15

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The changes in the allowance for doubtful accounts for the three-month periods ended March 31, 2023 and 2022, was as follows:

	March 31, 2023	March 31, 2022
	(unaudited)	(unaudited)
Balances at the beginning of the period	(44,046)	(45,013)
Additions	(17,694)	(14,983)
Write-offs	12,359	13,389
Balances at the end of the period	(49,381)	(46,607)

7	Related parties

The table below summarizes the balances and transactions with related parties:

	March 31, 2023	December 31, 2022
	(unaudited)
Assets
Trade receivables (a)	240	917
Other assets (b)	-	1,975
	240	2,892
Current	240	2,892
Non-current	-	-

Liabilities
Accounts payable to selling shareholders (c)	31,649	30,653
	31,649	30,653
Current	31,649	30,653
Non-current	-	-

	March 31, 2023	March 31, 2022
	(unaudited)	(unaudited)
Other income
UEPC (a)	127	294
	127	294
Lease
RVL Esteves Gestão Imobiliária S.A.	5,611	4,754
UNIVAÇO Patrimonial Ltda.	893	812
IESVAP Patrimonial Ltda.	1,289	1,172
	7,793	6,738

(a) Refers to sales of educational content from Medcel to UEPC.

(b) Refers to amounts reimbursed from Bertelsmann SE& Co. KGaA during the period, regarding expenses incurred in connection with Afya’s change in control;

(c) Refers to amounts to be payable to our shareholder Nicolau Carvalho Esteves regarding the agreement to which Afya Brazil acquired the right to develop ITPAC Garanhuns medical school, a greenfield unit. The remaining balance of the last installment is due in November 2023, adjusted by the CDI rate.

F-16

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Key management personnel compensation

Key management personnel compensation included in the Company’s consolidated statement of income comprised the following:

	March 31, 2023	March 31, 2022
	(unaudited)	(unaudited)
Short-term employee benefits	4,702	2,031
Share-based compensation plan	4,732	3,204
	9,434	5,235

Compensation of the Company’s key management includes short-term employee benefits comprised by salaries, labor and social charges, and other ordinary short-term employee benefits. The amounts disclosed in the table above are the amounts recognized as an expense in general and administrative expenses during the reporting period related to key management personnel.

The executive officers participate in share-based compensation plans described in Note 15(b).

8	Other assets

As of March 31, 2023, the Company has R$246,059 (R$243,501 on December 31, 2022) accounted for as Other assets as follow:

	March 31, 2023	December 31, 2022
	(unaudited)
Indemnification assets (a)	146,697	145,300
Judicial deposits	13,729	12,693
Prepaid expenses	16,605	18,441
Other FIES receivables	21,286	26,440
Other assets	47,742	40,627
Total	246,059	243,501

Current	50,123	51,745
Non-current	195,936	191,756

(a) Under the terms of the Share Purchase and Sale Agreements ("Agreements") between the Company and the selling shareholders of the subsidiaries acquired, the Company assesses that the selling shareholders are exclusively responsible for any provisions (including labor, tax and civil), which are or will be the subject of a claim by any third party, arising from the act or fact occurred, by action or omission, prior to or on the closing dates of the acquisitions.

F-17

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

9	Investment in associate

The Company holds a 30% interest in UEPC, a medical school located in the Federal District that offers higher education and post-graduate courses, both in person and long-distance learning. The Company’s interest in UEPC is accounted for using the equity method. The following table illustrates the summarized financial information of the Company’s investment in UEPC:

	March 31, 2023	December 31, 2022
	(unaudited)
Current assets	31,647	32,651
Non-current assets	121,766	122,378
Current liabilities	(21,636)	(22,840)
Non-current liabilities	(95,214)	(96,442)
Equity	36,563	35,747
Company’s share in equity – 30%	10,969	10,724
Goodwill	43,183	43,183
Carrying amount of the investment	54,152	53,907

	March 31, 2023	March 31, 2022
	(unaudited)	(unaudited)
Net revenue	37,448	34,462
Cost of services	(13,020)	(11,763)
General and administrative expenses	(9,875)	(6,919)
Finance result	(1,098)	(962)
Income before income taxes	13,455	14,818
Income taxes expenses	(638)	(684)
Net income for the period	12,817	14,134
Company’s share of income for the period	3,845	4,240

	March 31, 2023	March 31, 2022
	(unaudited)	(unaudited)
Opening balance	53,907	48,477
Dividends received	(3,600)	(1,554)
Share of income	3,845	4,240
Closing balance	54,152	51,163

F-18

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

10	Property and equipment

Cost	Building	Machinery and equipment	Lands	Vehicles	Furniture and fixtures	IT equipment	Library books	Leasehold improvements	Construction in progress	Total

As of January 1, 2022	52,433	77,371	18,852	1,467	69,834	53,184	30,072	152,976	31,786	487,975
Additions	-	3,737	-	639	5,074	2,396	43	884	17,897	30,670
Business combinations	-	37	-	-	-	-	-	-	-	37
Write-off	-	(124)	-	(87)	(254)	(59)	-	-	-	(524)
Transfer	11,963	2	-	-	100	417	-	8,266	(20,338)	410
As of March 31, 2022 (unaudited)	64,396	81,023	18,852	2,019	74,754	55,938	30,115	162,126	29,345	518,568

As of January 1, 20223	91,857	100,390	18,852	1,053	90,712	68,593	37,362	145,846	86,688	641,353
Additions	8	6,060	-	-	4,862	3,942	673	-	11,754	27,299
Business combinations	-	7,729	-	-	4,384	734	1,329	11,045	63	25,284
Write-off	-	(67)	-	-	(17)	(69)	-	-	(6)	(159)
Transfer	(2,942)	(36)	-	-	23	77	-	37,331	(34,453)	-
As of March 31, 2023 (unaudited)	88,923	114,076	18,852	1,053	99,964	73,277	39,364	194,222	64,046	693,777

Depreciation
As of January 1, 2022	(1,673)	(16,391)	-	(220)	(12,496)	(14,922)	(13,600)	(8,865)	-	(68,167)
Depreciation	(660)	(2,236)	-	(56)	(1,858)	(2,789)	(907)	(1,907)	-	(10,413)
Write-off	-	52	-	-	-	153	-	-	-	205
As of March 31, 2022 (unaudited)	(2,333)	(18,575)	-	(276)	(14,354)	(17,558)	(14,507)	(10,772)	-	(78,375)

As of January 1, 20223	(5,751)	(20,630)	-	288	(10,349)	(21,837)	(22,888)	(18,099)	-	(99,266)
Depreciation	(893)	(3,669)	-	(84)	(3,154)	(3,032)	(883)	(5,175)	-	(16,890)
Write-off	-	38	-	-	3	30	-	-	-	71
As of March 31, 2023 (unaudited)	(6,644)	(24,261)	-	204	(13,500)	(24,839)	(23,771)	(23,274)	-	(116,085)

Net book value
As of March 31, 2023 (unaudited)	82,279	89,815	18,852	1,257	86,464	48,438	15,593	170,948	64,046	577,692
As of December 31, 2022	86,106	79,760	18,852	1,341	80,363	46,756	14,474	127,747	86,688	542,087

The Company assesses at each reporting date, whether there is an indication that a property and equipment asset may be impaired. If any indication exists, the Company estimates the asset’s recoverable amount. There were no indications of impairment of property and equipment as of and for the three-months period ended March 31, 2023.

F-19

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

11	Intangible assets and goodwill

	Goodwill (i)	Licenses with indefinite useful life	Trademark	Customer relationships	Software	Education content	Developed technology	Educational platform	Software in progress	Other	Total

Cost
As of January 1, 2022	1,184,336	2,165,406	133,369	431,277	21,759	17,305	34,397	76,444	28,847	-	4,093,140
Additions (i)	-	24,408	-	9	722	-	483	12,788	7,678	-	46,088
Write-off	-	-	-	-	-	-	-	(3,476)	-	-	(3,476)
Transfer	-	-	-	-	7,306	-	-	2,780	(10,496)	-	(410)
Business combinations	17,232	-	13,671	512	33	1,535	152	-	-	-	33,135
As of March 31, 2022 (unaudited)	1,201,568	2,189,814	147,040	431,798	29,820	18,840	35,032	88,536	26,029	-	4,168,477

As of January 1, 20223	1,257,045	2,189,814	182,060	435,816	43,300	69,589	90,749	55,697	14,734	1,055	4,339,859
Additions	-	-	-	-	131	1,905	9,031	2,434	5,629	-	19,130
Write-off	-	-	-	-	(2,272)	-	-	(893)	-	-	(3,165)
Remeasurement (i)	2,556	-	-	-	-	-	-	-	-	-	2,556
Transfer	-	-	-	-	11,204	4,626	16	(2,899)	(12,947)	-	-
Business combinations (ii)	129,681	576,120	-	117,421	63	-	-	-	-	-	823,285
As of March 31, 2023 (unaudited)	1,389,282	2,765,934	182,060	553,237	52,426	76,120	99,796	54,339	7,416	1,055	5,181,665

Amortization
As of January 1, 2022	-	-	(8,529)	(142,270)	(12,699)	(16,672)	(657)	(11,478)	-	-	(192,305)
Amortization	-	-	(1,326)	(17,898)	(1,487)	(433)	(652)	(2,505)	-	-	(24,301)
Write-off	-	-	-	-	-	-	-	582	-	-	582
As of March 31, 2022 (unaudited)	-	-	(9,855)	(160,168)	(14,186)	(17,105)	(1,309)	(13,401)	-	-	(216,024)

As of January 1, 2023	-	-	(14,955)	(212,363)	(17,277)	(26,562)	(10,093)	(17,039)	-	(79)	(298,368)
Amortization	-	-	(2,040)	(21,834)	(1,853)	(2,764)	(3,918)	(1,125)	-	(26)	(33,560)
Write-off	-	-	-	-	2,025	-	-	894	-	-	2,919
As of March 31, 2023 (unaudited)	-	-	(16,995)	(234,197)	(17,105)	(29,326)	(14,011)	(17,270)	-	(105)	(329,009)

Net book value
As of March 31, 20223(unaudited)	1,389,282	2,765,934	165,065	319,040	35,321	46,794	85,785	37,069	7,416	950	4,852,656
As of December 31, 2022	1,257,045	2,189,814	167,105	223,453	26,023	43,027	80,656	38,658	14,734	976	4,041,491

(i) During the measurement period, results of operation such as net revenue differed from the foreseen, resulting in a remeasurement of the contingent consideration for the acquisitions of Além da Medicina, CardioPapers and Glic. Contingent consideration has been remeasured by R$4,773, R$5,082 and (R$7,299), respectively, totaling R$2,556 for the period ended March 31, 2023.

(ii) On January 2, 2023, Afya Brazil acquired DelRey. DelRey is a post-secondary education institution with governmental authorization to offer on-campus, undergraduate degrees and graduate programs in medicine and health, as well as other courses. See Note 4.

Impairment testing of goodwill and intangible assets with indefinite lives

The Company performed its annual impairment test in December and when circumstances indicated that the carrying value may be impaired. The Company’s impairment test for goodwill and intangible assets with indefinite lives is based on value-in-use calculations. The key assumptions used to determine the recoverable amount for the different cash generating units were disclosed in the annual consolidated financial statements for the year ended December 31, 2022. There were no indications of impairment of goodwill and intangible assets with indefinite lives for the three-month period ended March 31, 2023.

Intangible assets with definite lives

For the three-month period ended March 31, 2023, there were no indicatives that the Company’s intangible assets with finite useful lives might be impaired.

F-20

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

12	Financial assets and financial liabilities

12.1	Financial assets

Financial assets	March 31, 2023	December 31, 2022
At amortized cost	(unaudited)
Trade receivables	521,678	495,399
Total	521,678	495,399
Current	475,712	452,831
Non-current	45,966	42,568

Financial instruments at amortized cost include trade receivables.

12.2	Financial liabilities

Financial liabilities	March 31, 2023	December 31, 2022
At amortized cost	(unaudited)
Trade payables	72,228	71,482
Loans and financing	1,923,737	1,882,901
Lease liabilities	864,983	769,525
Accounts payable to selling shareholders	769,274	528,678
Notes payable	58,702	62,176
Advances from customers	165,694	133,050
Total	3,854,618	3,447,812
Current	945,262	706,080
Non-current	2,909,356	2,741,732

12.2.1	Loans and financing

Financial institution	Currency	Interest rate	Maturity	March 31, 2023	December 31, 2022
				(unaudited)
Banco Itaú Unibanco S.A.	Brazilian real	CDI + 1.90% p.y.	2025	537,499	518,134
FINEP (a)	Brazilian real	TJLP p.y.	2027	11,677	8,418
Banco Itaú Unibanco S.A.	Brazilian real	CDI + 1.75% p.y.	2024	31,091	32,252
Softbank	Brazilian real	6.5% p.y.	2026	824,944	824,258
Debentures	Brazilian real	CDI + 1.80 p.y.	2028	518,526	499,839
				1,923,737	1,882,901
Current				193,214	145,202
Non-current				1,730,523	1,737,699

On March 3, 2023, the Company received a new tranche from FINEP, totaling R$3,663. The terms and conditions are the same as the previous tranches disclosed in the annual financial statements for the year ended December 31, 2022.

12.2.2	Leases

The Company has lease contracts for properties. The lease contracts generally have maturities in the lease terms between 5 and 30 years. There are no sublease or variable payments in-substance lease agreements in the period.

F-21

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The carrying amounts of right-of-use assets and lease liabilities as of March 31, 2023 and December 31, 2022 and the movements during the three-month periods ended March 31, 2023 and 2022, are described below:

	Right-of-use assets	Lease liabilities
As of January 1, 2022	663,686	714,085
Additions	26,076	26,076
Remeasurement	7,020	7,020
Depreciation expense	(13,673)	-
Interest expense	-	20,641
Payments of lease liabilities	-	(27,476)
Write-off	(6,707)	(6,926)
As of March 31, 2022 (unaudited)	676,402	733,420

As of January 1, 2023	690,073	769,525
Additions	2,282	2,282
Remeasurement	34,946	34,946
Business combinations	65,408	65,408
Depreciation expense	(15,521)	-
Interest expense	-	25,524
Payments of lease liabilities	-	(32,597)
Write-off	(102)	(105)
As of March 31, 2023 (unaudited)	777,086	864,983

As of December 31, 2022
Current	-	32,459
Non-current	690,073	737,066
As of March 31, 2023 (unaudited)
Current	-	38,026
Non-current	777,086	826,957

The Company recognized lease expense from short-term leases and low-value assets of R$2,628 for the three-month period ended March 31, 2023 (R$2,319 for the three-month period ended March 31, 2022).

12.2.3	Accounts payable to selling shareholders

	March 31, 2023	December 31, 2022
	(unaudited)
Acquisition of IPEMED	11,695	22,654
Acquisition of UniRedentor	49,604	72,064
Acquisition of UniSãoLucas	38,513	37,301
Acquisition of FCMPB	115,387	111,755
Acquisition of Medical Harbour	4,134	4,053
Acquisition of Shosp	1,712	2,206
Acquisition of Unigranrio	223,760	216,716
Acquisition of RXPRO	1,834	1,781
Acquisition of Garanhuns	31,649	30,653
Acquisition of Além da Medicina	17,054	11,996
Acquisition of CardioPapers	13,253	7,979
Acquisition of Glic	2,682	9,520
Acquisition of DelRey (a)	257,997	-
	769,274	528,678
Current	417,398	261,711
Non-current	351,876	266,967

F-22

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

	March 31, 2023	March 31, 2022
	(unaudited)	(unaudited)
Opening balance	528,678	679,826
Cash flows	(36,363)	(33,250)
Additions (a)	250,000	35,482
Interest	24,403	16,355
Remeasurement (i)	2,556	-
Closing balance	769,274	698,413

(i)      During the measurement period, management’s expectation has been reviewed based on performance for net revenue goals and the contingent consideration for the acquisition of Além da Medicina, CardioPapers and Glic have been remeasured by R$4,773, R$5,082 and (R$7,299), respectively, totaling R$2,556 for the period ended March 31, 2023.

(a) On January 2, 2023, Afya Brazil acquired 100% of DelRey. The aggregate purchase price is R$825,000 of which R$575,000 was paid in cash on the transaction closing date, and R$250,000 is payable in cash in three annual installments, respectively, of R$150,000 on January 2024, R$50,000 on January 2025 and R$50,000 on January 2026, adjusted by the SELIC rate.

12.2.4	Notes payable

With the acquisition of UniSL, Afya Brazil assumed notes payable regarding the previous acquisition of a portion of the operations of Universidade Luterana do Brasil (ULBRA) by UniSL in auction by the end of 2018. Two of the UniSL campuses, located in the cities of Ji-Paraná and Porto Velho in the State of Rondônia, were acquired in such transaction. As of March 31, 2023, the notes payable of R$58,702 has a final maturity in 2023 and is adjusted by 100% of IPCA-E.

Set out below are the carrying amount of notes payable and the movements during the three-month periods:

Notes payable
As of January 1, 2022	72,726
Payments (*)	(3,614)
Monetary indexation	1,768
As of March 31, 2022 (unaudited)	70,880

As of January 1, 2023	62,176
Payments (*)	(4,587)
Monetary indexation	1,113
As of March 31, 2023 (unaudited)	58,702

As of December 31, 2022
Current liabilities	62,176
Non-current liabilities	-

As of March 31, 2023 (unaudited)
Current liabilities	58,702
Non-current liabilities	-

(*) The amounts have been included on the investing activities of the cash flow statement.

F-23

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

12.3	Fair values

The table below is a comparison of the carrying amounts and fair values of the Company’s financial instruments, other than those carrying amounts that are reasonable approximation of fair values:

	March 31, 2023		December 31, 2022
	(unaudited)
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Trade receivables (non-current)	45,966	45,966	42,568	42,568
Total	45,966	45,966	42,568	42,568

Financial liabilities
Loans and financing	1,923,737	1,952,191	1,882,901	1,934,295
Lease liabilities	864,983	864,983	769,525	769,525
Accounts payable to selling shareholders	769,274	769,274	528,678	528,678
Notes payable	58,702	58,702	62,176	62,176
Total	3,616,696	3,645,150	3,243,280	3,294,674

The Company assessed that the fair values of current trade receivables and other current assets, trade payables, advances from customers and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

The fair value of interest-bearing borrowings and loans are determined by using the DCF method using discount rate that reflects the issuer’s borrowing rate as of the end of the reporting period. The own non-performance risk at March 31, 2023 was assessed to be insignificant.

12.4	Financial instruments risk management objectives and policies

The Company’s principal financial liabilities comprise loans and financing, lease liabilities, accounts payable to selling shareholders, notes payable, trade payables and advances from customers. The main purpose of these financial liabilities is to finance the Company’s operations. The Company’s principal financial assets include trade receivables and cash and cash equivalents.

The Company is exposed to market risk, credit risk and liquidity risk. The Company monitors market, credit and liquidity risks in line with the objectives in capital management and counts with the support, monitoring and oversight of the Board of Directors in decisions related to capital management and its alignment with the objectives and risks. The Company’s policy is that no trading of derivatives for speculative purposes may be undertaken. The Board of Directors reviews and agrees with policies for managing each of these risks, which are summarized below.

12.4.1	Financial instruments risk management objectives and policies

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company’s exposure to market risk is related to interest rate risk and foreign currency risk.

The sensitivity analysis in the following sections relate to the position as of March 31, 2023.

(i) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s cash equivalents, loans and financing, accounts payable to selling shareholders and notes payable, with floating interest rates.

F-24

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Sensitivity analysis

The following table demonstrates the sensitivity to a reasonably possible change in interest rates on cash equivalents, loans and financing and accounts payable to selling shareholders and notes payable. With all variables held constant, the Company’s income before income taxes is affected through the impact on floating interest rates, as follows:

March 31, 2023		Index – % per year	Base rate

Cash equivalents	687,665	100.70% of CDI	94,523
Debentures	(518,526)	CDI + 1.80%	(80,112)
Loans and financing	(537,499)	CDI + 1.90%	(83,581)
Loans and financing	(31,091)	CDI + 1.75%	(4,788)
Accounts payable to selling shareholders	(470,608)	CDI	(64,238)
			(138.196)

Loans and financing	(11,677)	TJLP	(861)

Accounts payable to selling shareholders	(257,997)	SELIC	(35,475)

Notes payable	(58,702)	IPCA	(2,730)

		Increase in basis points
		+75	+150
Effect on profit before tax		(8,988)	(17,977)

(ii) Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of exposure will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates to cash and cash equivalents denominated in U.S. dollars in the amount of R$6,651 as of March 31, 2023 (December 31, 2022: R$24,447).

Foreign currency sensitivity

The following table demonstrates the sensitivity in the Company’s income before income taxes of a 10% change in the U.S. dollar exchange rate (R$5.0798 to U.S. dollar 1.00) as of March 31, 2023, with all other variables held constant.

	Exposure	+10%	-10%
As of March 31, 2023
Cash equivalents	6,651	665	(665)

12.4.2	Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including cash and cash equivalents.

Customer credit risk is managed by the Company based on the established policy, procedures and control relating to customer credit risk management. Outstanding customer receivables are regularly monitored. See Note 6 for additional information on the Company’s trade receivables.

F-25

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Credit risk from balances with banks and financial institutions is managed by the Company’s treasury department in accordance with the Company’s policy. Investments of surplus funds are made only with approved counterparties and within limits assigned to each counterparty.

The Company’s maximum exposure to credit risk for the components of the statements of financial position on March 31, 2023 and December 31, 2022 is the carrying amounts of its financial assets.

12.4.3	Liquidity risk

The Company’s Management has responsibility for monitor liquidity risk. In order to achieve the Company’s objective, Management regularly reviews the risk and maintains appropriate reserves, including bank credit facilities with first tier financial institutions. Management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets and liabilities.

The main requirements for financial resources used by the Company arise from the need to make payments for suppliers, operating expenses, labor and social obligations, loans and financing and accounts payable to selling shareholders.

The tables below summarize the maturity profile of the Company’s financial liabilities based on contractual undiscounted amounts:

As of March 31, 2023 (unaudited)	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	72,228	-	-	-	72,228
Loans and financing	335,019	780,780	1,455,350	-	2,571,149
Lease liabilities	124,724	243,955	229,135	1,153,634	1,751,448
Accounts payable to selling shareholders	429,647	464,508	-	-	894,155
Notes payable	59,107	-	-	-	59,107
Advances from customers	165,694	-	-	-	165,694
	1,186,419	1,489,243	1,684,485	1,153,634	5,513,781

As of December 31, 2022	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	71,482	-	-	-	71,482
Loans and financing	287,741	788,190	1,237,599	-	2,313,530
Lease liabilities	117,506	234,688	219,127	1,139,771	1,711,092
Accounts payable to selling shareholders	282,481	339,281	-	-	621,762
Notes payable	62,176	-	-	-	62,176
Advances from customers	133,050	-	-	-	133,050
	954,436	1,362,159	1,456,726	1,139,771	4,913,092

F-26

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

12.5	Changes in liabilities arising from financing activities

	January 1, 2023	Payments	Additions	Interest	Business combinations	Other	March 31, 2023
							(unaudited)
Loans and financing	1,882,901	(15,745)	3,663	52,006	-	912	1,923,737
Lease liabilities	769,525	(32,597)	37,228	25,524	65,408	(105)	864,983
Dividends payable	-	(6,130)	6,130	-	-	-	-
Total	2,652,426	(54,472)	47,021	77,530	65,408	807	2,788,720

	January 1, 2022	Payments	Additions	Interest	Business combinations	Other	March 31, 2022
							(unaudited)
Loans and financing	1,374,876	(14,494)	-	27,983	-	476	1,388,841
Lease liabilities	714,085	(27,476)	33,096	20,641		(6,926)	733,420
Dividends payable	-	(4,669)	4,669	-	-	-	-
Total	2,088,961	(46,639)	37,765	48,624	-	(6,450)	2,122,261

13	Fair value measurement

The following table provides the fair value measurement hierarchy of the Company’s assets and liabilities as of March 31, 2023 and December 31, 2022.

	Fair value measurement
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
March 31, 2023 (unaudited)
Assets for which fair values are disclosed
Trade receivables (non-current)	45,966	-	45,966	-

Liabilities for which fair values are disclosed
Loans and financing	(1,952,191)	-	(1,952,191)	-
Lease liabilities	(864,983)	-	(864,983)	-
Accounts payable to selling shareholders	(769,274)	-	(769,274)	-
Notes payable	(58,702)	-	(58,702)	-

December 31, 2022
Assets for which fair values are disclosed
Trade receivables (non-current)	42,568	-	42,568	-

Liabilities for which fair values are disclosed
Loans and financing	(1,934,295)	-	(1,934,295)	-
Lease liabilities	(769,525)	-	(769,525)	-
Accounts payable to selling shareholders	(528,678)	-	(528,678)	-
Notes payable	(62,176)	-	(62,176)	-

There were no transfers between Levels during the period or year presented.

F-27

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

14	Capital management

For the purposes of the Company’s capital management, capital considers total equity. The primary objective of the Company’s capital management is to maximize the shareholder value.

No changes were made in the objectives, policies or processes for managing capital during the three-month period ended March 31, 2023.

15	Labor and social obligations

a) Variable compensation (bonuses)

The Company recorded bonuses related to variable compensation of employees and management in cost of services and general and administrative expenses of R$9,036 and R$6,519 in the three-month periods ended March 31, 2023 and 2022, respectively.

b) Afya Limited share-based compensation plans

b.1) Stock options plan

The stock options plan approved on August 30, 2019, granted to senior executives and other employees of the Company, as a result of the IPO will govern the issuance of equity incentive awards with respect to Company’s Class A common shares. The fair value of the stock options was estimated at the grant date using the Binomial pricing model, taking into account the terms and conditions on which the stock options were granted. The Company accounts for the stock options plan as an equity-settled plan.

On July 29, 2020, the board of directors approved a change in the strike price of the current share-based compensation plan. The strike price is now measured in Brazilian Reais (where the Company’s operations are located and valuated) adjusted by CDI rate instead of U.S. dollar adjusted by T-Bond. Furthermore, the first tranche had its vesting period extended from May 2020 to May 2021, including one year lock-up period after the vesting period. This change was assessed as a modification by the Company and was accounted in accordance with IFRS 2.

On July 8, 2022, the People and ESG Committee approved a change in the strike price of the current share-based compensation plan. All the tranches still to be vested had their strike price modified to the IPO price in Brazilian Reais (R$71.22), adjusted from the IPO date until the exercise date using the Certificado de Depósito Interbancário (CDI index), excluding dividends. The already vested tranches will remain on the previous settled strike price. This change was assessed as a modification by the Company and accounted in accordance with IFRS 2.

As result of those modifications, the expense related to the share-based payment of the Company reflects the cost of the original award at grant date over the vesting period plus the incremental fair value of the repriced options at modification date over the vesting period of the options.

F-28

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The average incremental fair value, as result of the modification, was R$ 3.84 Brazilian Reais per option. The following table list the inputs to the model used to determine the incremental fair value of the stock options as result of the modification:

	Modified plan	Original plan
Strike price at the measurement date	R$76	R$85 – R$126
Dividend yield (%)	0.0%	0.0%
Expected volatility (%)	48% - 59%	42% - 69%
Risk-free interest rate (%)	13% - 15%	5% - 13%
Expected life of stock options (years)	1 – 5	1 – 5
Share price at the measurement date	R$48	R$80 – R$145
Model used	Binomial	Binomial
Weighted average fair value at the measurement date	R$53.06	R$49.22

On February 13, 2023 the Company granted 15,000 additional stock options:

February 2023
Strike price at the measurement date	R$66
Dividend yield (%)	0.0%
Expected volatility (%)	46% - 56%
Risk-free interest rate (%)	13%
Expected life of stock options (years)	1 – 5
Share price at the measurement date	R$ 70.69
Model used	Binomial
Weighted average fair value at the measurement date	R$ 29.54

The following table illustrates the number and movements in stock options during the period:

	Weighted average exercise price (in Reais)	Number of stock options
		2023	2022
Outstanding at January 1	79.47	3,729,287	3,086,728
Granted	66.00	15,000	-
Exercised	-	-	-
Forfeited	117.68	(93,133)	(267,485)
Expired	90.94	(78,000)	-
Outstanding at March 31	80.87	3,573,154	2,819,243
Exercisable		1,040,641	544,841

The share-based compensation expense recognized in general and administrative expenses in the interim statement of income for the three-month period ended March 31, 2023 was R$4,360 (March 31, 2022: R$2,929).

b.2) Restricted Stock Units (RSU) Program

On July 8, 2022, the Company approved the new Restricted Stock Units (RSU) program for employees. The participant's right to effectively receive ownership of the restricted shares will be conditioned on the participant's continuance as an employee or director in the business group from the grant date until vesting.

The executives will be entitled to these shares in a proportion of 10%, 20%, 30%, 40% each year.

In February 2, 2023, 8,000 RSUs were granted to Afya’s executives, with vesting periods from May 2024 to May 2027. Fair value at grant date was R$70.69.

F-29

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The Company accounts for the RSU plan as an equity-settled plan, except for the portion of labor and social securities obligations.

Total RSU expense recognized in general and administrative expenses in the statement of income for the three-month period ended March 31, 2023 amount R$2,135. Social charges amount R$2,167 on social obligations liabilities as of March 31, 2023. No expenses were recognized for the same period in 2022.

16	Equity

a) Share capital

As of March 31, 2023 and December 31, 2022, the Company’s share capital was R$ 17 (R$ 17 as of December 31, 2022) represented by 93,722,831 shares comprised by 47,920,068 class A common shares and 45,802,763 class B common shares.

b) Dividends

In the three-month period ended March 31, 2023 CCSI and IESVAP approved the payment of interim dividends of R$19,269, which R$13,135 was distributed to Afya and R$6,130 to non-controlling shareholders.

c) Buy-back program

On January 27, 2022, the Company’s board of directors approved the third share repurchase program. Afya may repurchase up to 1,874,457 of its outstanding Class A common shares in the open market, based on prevailing market prices, beginning on January 27, 2022, until the earlier of the completion of the repurchase or December 31, 2022, depending upon market conditions. The Company completed the acquisition of the approved shares repurchase under this buy-back program.

On March 24, 2023, the Company’s board of directors approved the fourth share repurchase program. Afya may repurchase up to 2,000,000 of its outstanding Class A common shares in the open market, based on prevailing market prices, beginning on March 24, 2023, until the earlier of the completion of the repurchase or December 31, 2024, depending upon market conditions.

During the three-month period ended March 31, 2023, the Company did not repurchase any share (cash outflow was R$88,763 during the three-month period ended on March 31, 2022).

The following table illustrates the number and movements in treasury shares during the three-month periods ended March 31, 2023 and 2022:

	Number of shares	Average price (in Brazilian Reais)
Outstanding at January 1, 2022	1,654,927	92.23
Repurchased	1,204,424	73.70
Outstanding at March 31, 2022	2,859,351	84.78

Outstanding at January 1, 2023	3,786,285	80.54
Repurchased	-	-
Outstanding at March 31, 2023	3,786,285	80.54

F-30

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

17	Earnings per share (EPS)

Basic EPS is calculated by dividing net income attributable to the equity holders of the Company by the weighted average number of common shares outstanding during the period.

Diluted EPS is calculated by dividing net income attributable to the equity holders of the parent by the weighted average number of common shares outstanding during the period plus the weighted average number of shares that would be issued on conversion of all potential shares with dilutive effects.

Diluted earnings per share are computed including stock options granted to key management using the treasury shares method when the effect is dilutive. The Company has the stock option and restricted share unit plans in the category of potentially dilutive shares.

Softbank’s series A perpetual convertible preferred shares are antidilutive as of March 31, 2023 and 2022 and are not included on diluted earnings per share.

The following table reflects the net income and share data used in the basic and diluted EPS calculations:

	March 31, 2023	March 31, 2022
Numerator	(unaudited)	(unaudited)
Net income attributable to equity holders of the parent	112,124	129,610
Denominator
Weighted average number of outstanding shares	89,936,546	91,341,924
Effects of dilution from stock options and restricted share units	661,531	-
Weighted average number of outstanding shares adjusted for the effect of dilution	90,598,077	91,341,924

Basic earnings per share (R$)	1.25	1.42
Diluted earnings per share (R$)	1.24	1.42

18	Revenue

	March 31, 2023	March 31, 2022
	(unaudited)	(unaudited)
Tuition fees	862,390	696,197
Other	64,983	53,682
Deductions
Granted discounts	(52,636)	(65,528)
Early payment discounts	(54,717)	(20,864)
Returns	(7,886)	(20,839)
Taxes	(35,722)	(24,325)
PROUNI	(66,451)	(51,999)
Net revenue from contracts with customers	709,961	566,324
Timing of revenue recognition of net revenue from contracts with customers
Tuition, digital content and app subscription fees - Transferred over time	694,513	541,566
Other - Transferred at a point in time	15,448	24,758

F-31

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The Company`s revenue from contracts with customers are all in Brazil. The Company is not subject to the payment of the social integration program tax (Programa de Integração Social, or PIS) and the social contribution on revenues tax (Contribuição para o Financiamento da Seguridade Social, or COFINS) on the revenue from under graduation degrees under the PROUNI program.

The following table presents statements of income for the Company’s operating segments for three-month periods ended March 31, 2023 and 2022. Recently acquired DelRey is presented in the undergrad segment.

Revenue by segment	Undergrad	Continuing Education	Digital Services	Elimination (inter-segment transactions)	March 31, 2023
					(unaudited)
Types of services or goods	620,976	34,960	56,792	(2,767)	709,961
Tuition fees	617,536	34,902	-	-	652,438
Other	3,440	58	56,792	(2,767)	57,523

Timing of revenue recognition	620,976	34,960	56,792	(2,767)	709,961
Transferred over time	617,536	34,960	44,784	(2,767)	694,513
Transferred at a point in time	3,440	-	12,008	-	15,448

Revenue by segment	Undergrad	Continuing Education	Digital Services	Elimination (inter-segment transactions)	March 31, 2022
					(unaudited)
Types of services or goods	495,395	23,851	47,477	(399)	566,324
Tuition fees	491,521	23,851	-	-	515,372
Other	3,874	-	47,477	(399)	50,952

Timing of revenue recognition	495,395	23,851	47,477	(399)	566,324
Transferred over time	491,521	23,851	26,194	-	541,566
Transferred at a point in time	3,874	-	21,283	(399)	24,758

19	Expenses and costs by nature

	March 31, 2023	March 31, 2022
	(unaudited)	(unaudited)
Cost of services	(247,607)	(186,730)
General and administrative expenses	(233,220)	(178,514)
Total	(480,827)	(365,244)

Payroll	(249,144)	(194,912)
Hospital and medical agreements	(19,215)	(12,433)
Depreciation and amortization	(65,971)	(48,387)
Lease expenses	(2,628)	(2,319)
Utilities	(4,152)	(3,992)
Maintenance	(22,521)	(15,442)
Share-based compensation	(6,495)	(2,929)
Tax expenses	(2,140)	(1,650)
Pedagogical services	(12,752)	(13,989)
Sales and marketing	(13,587)	(12,814)
Allowance for doubtful accounts	(17,694)	(14,983)
Travel expenses	(3,110)	(2,655)
Consulting fees	(18,932)	(5,704)
Other	(42,486)	(33,035)
Total	(480,827)	(365,244)

F-32

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

20	Finance result

	March 31, 2023	March 31, 2022
	(unaudited)	(unaudited)
Income from financial investments	16,654	14,990
Interest received	10,299	7,687
Other	735	1,892
Finance income	27,688	24,569

Interest expense	(77,530)	(46,106)
Interest expense on lease liabilities	(25,524)	(20,641)
Financial discounts granted	(7,050)	(7,682)
Bank fees	(1,971)	(2,121)
Foreign exchange loss, net	(161)	(126)
IOF taxes (taxes on financial transactions)	(1,290)	(139)
Other	(10,714)	(4,476)
Finance expenses	(124,240)	(81,291)

Finance result	(96,552)	(56,722)

21	Income taxes

Income taxes are comprised of taxation over operations in Brazil, related to Corporate Income Tax ("IRPJ") and Social Contribution on Net Profit ("CSLL"). According to Brazilian tax legislation, income taxes and social contribution are assessed and paid by legal entity and not on a consolidated basis.

Reconciliation of income taxes expense

The following is a reconciliation of income tax expense to profit (loss) for the period, calculated by applying the combined Brazilian statutory rates at 34% for the three-month periods ended March 31, 2023 and 2022:

	March 31, 2023	March 31, 2022
	(unaudited)	(unaudited)
Income before income taxes	136,832	148,289
Combined statutory income taxes rate - %	34%	34%
Income taxes at statutory rates	(46,523)	(50,418)
Reconciliation adjustments:
Tax effect on loss from entities not subject to taxation	(7,760)	(6,592)
PROUNI - Fiscal Incentive (a)	90,471	72,470
Unrecognized deferred tax assets	(49,108)	(29,627)
Presumed profit income tax regime effect (b)	(1,498)	(40)
Permanent adjustments	(4,494)	(103)
Other	(148)	963
Income taxes expense – current	(19,060)	(13,347)
Effective rate	13.9%	9.0%

(a) The Company adhered to PROUNI, established by Law 11,096 / 2005, which is a federal program that exempt companies of paying income taxes and social contribution.

(b) Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The effect of the presumed profit of certain subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

F-33

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Deferred income taxes

As of March 31, 2023, the Company had accumulated unrecognized deferred income tax assets on temporary differences and tax losses in the amount of R$895,158 (tax-basis) (R$778,080 (tax-basis) as of December 31, 2022) which does not have any tax planning opportunities available that could support the recognition of these temporary differences as deferred tax assets. Accordingly, the Company did not recognize deferred tax assets.

22	Insurance contracts and contingencies

a) Insurance contracts

The Company and its subsidiaries have a risk management program with the purpose of delimiting the risks, seeking in the market coverage compatible with its size and operations.

b) Legal proceedings and contingencies

The provisions related to labor, civil and taxes proceedings whose likelihood of loss is assessed as probable are as follows:

	Labor	Civil	Taxes	Total

Balances as of January 1, 2022	25,490	22,928	99,869	148,287
Additions	256	3,755	2,281	6,292
Reversals	(657)	(692)	(1,124)	(2,473)
Balances as of March 31, 2022 (unaudited)	25,089	25,991	101,026	152,106

Balances as of January 1, 20223	22,484	24,664	148,706	195,854
Business combinations	64	88	-	152
Additions	869	1,631	2,210	4,710
Reversals	(103)	(337)	(1,116)	(1,556)
Balances as of March 31, 2023 (unaudited)	23,314	26,046	149,800	199,160

There are other civil, labor, taxes and social security proceedings assessed by Management and its legal counsels as possible risk of loss, for which no provisions are recognized, as follows:

	March 31, 2023	December 31, 2022
	(unaudited)
Labor	15,536	13,914
Civil	50,466	59,603
Taxes and social security	7,544	4,931
Total	73,546	78,448

The Company has judicial deposits, related to taxes, civil and labor proceedings, recorded in other assets (non-current) in the amount of R$13,729 as of March 31, 2023 (December 31, 2022: R$ 12,693).

Under the terms of the Share Purchase and Sale Agreements ("Agreements") between the Company and the selling shareholders of the subsidiaries acquired, the Company assesses that the selling shareholders are exclusively responsible for any provisions (including labor, tax and civil), which are or will be the subject of a claim by any third party, arising from the act or fact occurred, by action or omission, prior to or on the closing dates of the acquisitions.

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Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Accordingly, and considering that the provisions for legal proceedings recorded by the Company that result from causes arising from events occurring prior to the closing dates of the acquisitions, any liability for the amounts to be disbursed, in case of their effective materialization in loss, belongs exclusively to the selling shareholders. In this context, the Agreements state that the Company and its subsidiaries are indemnified and therefore exempt from any liability related to said contingent liabilities and, therefore, the provision amounts related to such contingencies are presented in the non-current liabilities and the correspondent amount of R$146,697 (December 31, 2022: R$ 145,300) is presented in non-current other assets.

23	Non-cash transactions

During the three-month periods ended March 31, 2023 and 2022, the Company carried out non-cash transactions which are not reflected in the statement of cash flows. The main non-cash transactions were additions and remeasurements of right-of-use assets and lease liabilities.

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